UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Power Exploration, Inc.
                                (Name of Issuer)

                          Common Stock, par value $0.02
                         (Title of Class of Securities)

                                   739272 20 1
                                 (CUSIP Number)

                            Reginald L. Davis, esq.,
           11701 South Freeway, Burleson, Texas 76028 (817) 293-9334
                  (Name, address and telephone number of person
               authorized to receive notices and communications)


                                December 14, 1999
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

                                  SCHEDULE 13D

CUSIP No. 739272 20-1                              Page 2 of 12 Pages including
exhibits

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Mark S. Zouvas ###-##-####


2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                      (A) (   )
                                                                      (B) (   )

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

                OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).        [   ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                United States Citizen


                           7)  SOLE VOTING POWER                      1,000,000
NUMBER OF
SHARES
BENEFICIALLY               8)  SHARED VOTING POWER                            0
OWNED BY
EACH
REPORTING                  9)  SOLE DISPOSITIVE POWER                 1,000,000
PERSON WITH

                           10)  SHARED DISPOSITIVE POWER                      0


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,000,000

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                10.4%

14)  TYPE OF REPORTING PERSON

                IN

Item 1.  Security and Issuer

     This schedule relates to common stock, par value $0.02 per share, of Power Exploration, Inc. ("Common Stock"). Power Exploration, Inc. ("Power Exploration") is a Nevada corporation with principal offices at 5416 Birchman Avenue, Fort Worth, Texas 76107.

Item 2.  Identity and Background

(a)  This schedule is filed by Mark S.Zouvas

(b) The business address for Mark S. Zouvas is 5416 Birchman Ave, Fort Worth, Texas 76107

(c) The principal occupation of Mark S. Zouvas is Secretary and Chief Financial Officer of Power Exploration, Inc.

(d) Mark S. Zouvas has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five years Mark S. Zouvas has never been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Mark S. Zouvas is a United States Citizen

Item 3.  Source and Amount of Funds or Other Consideration

     The 1,000,000 shares that are the impetus for filing this schedule were acquired by Mark S. Zouvas from Rife Oil Properties, Inc. Mr. Zouvas was given the shares in consideration of the cancellation of $44,000 of debt owed to him by Rife Oil Properties, Inc.

Item 4.  Purpose of Transaction

     The following discussion states the purpose or purposes of the acquisition of securities of the issuer and describes any plans or proposals resulting in material transactions with Power Exploration. Mark S. Zouvas is the Secretary of Power Exploration, Inc. and serves as its Chief Financial Officer.

     Mr. Zouvas has no current plans to purchase additional shares or to dispose of any of his shares in Power Exploration, Inc.

     Mr. Zouvas' intentions are to continue to serve as an Officer of Power Exploration, Inc. and to assist the Company in its day-to-day operations.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Mr. Zouvas may be found in rows 7 - 11 and 13 of the cover page.

(b) The powers that Mr. Zouvas has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page. The quantity of shares owned by Mr. Zouvas is 1,000,000 shares of Common Stock which were acquired for cancellation of debt.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed in Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to Be Filed as Exhibits.

         A.       None

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                           /s/ Mark S. Zouvas
Date :February 2, 2000                                    --------------------
                                                           Mark S. Zouvas








Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).